July 19, 2012

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Sears Hometown and Outlet Stores, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 3, 2012

File No. 333-181051

Dear Ms. Ransom:

This letter sets forth the responses of Sears Hometown and Outlet Stores, Inc. (the “Registrant” or the “Company”) to the comments contained in your letter, dated July 12, 2012, relating to Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-151051, filed on July 3, 2012 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 3, as well as four copies of a blacklined version of Amendment No. 3, marked to show changes from the Registration Statement filed on July 3, 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Business Segment Results, page 60

Sears Hometown and Hardware, page 60

Mara L. Ransom	July 19, 2012
U.S. Securities and Exchange Commission

13 Week Period Ended April 29, 2012 Compared to 13 Week Period Ended April 30, 2011, page 60

1.	We have reviewed your response and revisions made in response to comment 5 from our letter dated June 26, 2012. We understand from your response that your discussion of the increase in sales from comparable stores and the increase in sales from new stores include items that had not yet been delivered to your customers at the period end. If our understanding is correct, it appears that the increase in sales upon which you base your analysis represents non-GAAP numbers. Please tell us why you have not netted the unsold items against the disclosed sales amounts for comparable stores and new stores to explain to your investors the extent to which changes in your aggregate GAAP net sales amounts are due to changes in GAAP net sales from comparable stores or GAAP net sales from new stores. If applicable, apply this comment to all periods discussed and all segments.

In response to the Staff’s comments, we have applied an adjustment for unshipped sales to the comparable store sales percentages and modified our disclosure accordingly for all periods presented.

Security Ownership of Certain Beneficial Owners and Management, page 84

2.	Please update the disclosure in this section to show beneficial ownership as of a more recent most practicable date.

In response to the Staff’s comment, we have revised the disclosure to show beneficial ownership as of a more recent, most practicable date.

Financial Statements, page F-1

Combined Balance Sheets, page F-4

3.

We have reviewed your response to comment 10 from our letter dated June 26, 2012. We note your statement that the Sears Hometown and Hardware and the Sears Outlet businesses were fully integrated within Sears Holdings’ systems; however, the meaning of this statement is unclear to us since we assume that Sears Holdings maintains some level of accounting records below the consolidated entity. In this regard, we note from Exhibit 21 to Sears Holdings’ Form 10-K for the fiscal year ended January 28, 2012 that Sears Authorized Hometown Stores, LLC, Sears Outlet Stores, LLC, and Sears Home Appliance Showrooms, LLC are each identified as a separate significant subsidiary of Sears Holdings. To assist us in better understanding your response, please identify for us the specific subsidiaries of Sears Holdings that housed the Sears Hometown and Hardware and the Sears Outlet businesses during the periods presented in your financial statements and quantify the portion of the identified subsidiaries that were comprised by these

Mara L. Ransom	July 19, 2012
U.S. Securities and Exchange Commission

businesses. Also tell us whether Sears Holdings maintained separate books for the identified subsidiaries, and if not, explain in detail why not.

In response to the Staff’s comment, the Company respectfully submits that in 2005, Sears, Roebuck and Co. (“Sears Roebuck”) was purchased by Kmart Corporation to form Sears Holdings Corporation. At the time of the merger, Sears Roebuck owned the domestic operations of Sears and a 54% ownership of Sears Canada. The domestic operations segment of Sears Holdings held business divisions and/or formats which included the Hometown, Hardware and Outlet businesses. The Hometown, Hardware and Outlet businesses were created within Sears Roebuck prior to the purchase by Kmart Corporation and were operated as separate formats.

In 2008 and 2009 Sears Holdings established the following limited liability companies: Sears Authorized Hometown Stores, LLC, Sears Outlet Stores, L.L.C., and Sears Home Appliance Showrooms, LLC. The Sears Hometown Stores and Sears Home Appliance Showrooms limited liability companies were established for the purpose of selling and operating Hometown stores as franchises.

While the Hometown, Hardware and Outlet formats are considered separate businesses, their internal financial statements, which Sears Holdings maintains below the consolidated entity, do not necessarily contain all of the accounts and all of the adjustments of the stand-alone businesses and as such Sears Roebuck and Sears Holdings have not historically tracked their retained earnings separately. While certain subsidiaries house portions of these businesses, the discrete legal entities that support SHO do not include all the stores, assets or obligations of the legal entity. Rather, some of the activity related to these businesses resides within divisions of other subsidiaries of Sears Holdings and this activity is not tracked separately from these subsidiaries as a whole. Additionally, certain items included in the Company’s combined financial statements, and not included in the internal financial statements of these businesses, represent allocations from Sears Holdings applicable to the combined businesses, such as income taxes and shared corporate services.

All of these components have been carved out for purposes of preparing the combined financial statements included in the Registration Statement and as such we have reflected a combined divisional equity for the combined components.

Notes to Combined Financial Statements, page F-7

Note 2 – Significant Accounting Policies, page F-7

Impairment of Long-Lived Assets and Costs Associated with Exit Activities, page F-9

4.	We have reviewed your response to comment 11 from our letter June 26, 2012; however, it is unclear to us why communicating your policy for providing severance

Mara L. Ransom	July 19, 2012
U.S. Securities and Exchange Commission

benefits to terminated employees through your intranet places you within the scope of ASC 712. Please refer to ASC 712-10-15-5, ASC 420-10-55-1 and 55-16 through 55-19 and tell us whether the severance represents an enhancement to an ongoing benefit arrangement or was provided under a one-time termination benefit. If it is an enhancement to an ongoing benefit arrangement, please provide details of the ongoing benefit arrangement and confirm that the arrangement is not limited to a specified termination event or a specified future period.

In response to the Staff’s comment, the Company respectfully submits that the Company has written human resources policies describing benefits to be paid in the event of involuntary termination, which are broadly communicated and available to all employees through the Company’s intranet and other human resources communications. The Company’s written human resources policies, developed prior to and not in contemplation of the termination events in question, are indicative of an ongoing benefit arrangement, and the involuntary termination benefits described in these policies apply to all employees affected by current and future involuntary terminations and are not limited to a specified termination event or a specified future period. As a result, these benefits do not represent either an enhancement to an ongoing benefit arrangement or a one-time termination benefit. Benefits paid pursuant to an ongoing benefit arrangement are specifically excluded from the scope of ASC 420-10-15-3(a). The communication of these severance benefits through the Company’s intranet results in a contractual termination benefit, which falls within the scope of ASC 712-10-15-3(a).

Revenue Recognition, page F-11

5.	Your response to comment 12 from our letter dated June 26, 2012 indicates that the warranty reserves reflected in Note 2 relate to manufacturer warranty claims on Kenmore, Craftsman and Diehard branded products. Since you are not the manufacturer of these products, it remains unclear to us why you have recorded a liability for and apparently incur the costs associated with manufacturer warranty claims. To clarify this matter, please explain to us what the warranty says that is associated with these products, including whether it indicates to the customer that you are providing the warranty or that the manufacturer is providing the warranty. Also explain to us any agreements that you have with Sears Holdings relating to your provision of services for these manufacturer warranties and the compensation that you receive for providing these services. If you receive no compensation for providing these manufacturer warranty services, explain to us the business reasons for entering into these agreements since you appear to have voluntarily assumed the liabilities of another company with no compensation for your costs. Please better clarify these matters to your investors.

In response to the Staff’s comment, the Company respectfully submits that as background, Sears Holdings acquires its Kenmore, Craftsman and DieHard (“KCD”)

Mara L. Ransom	July 19, 2012
U.S. Securities and Exchange Commission

branded products from third-party vendors. As part of the purchasing process, a reduced product cost is negotiated in exchange for Sears Holdings taking on the responsibility for servicing the initial warranty period of these branded products.

As a retailer, we consider the selling process to also include our ability to continue to service our KCD and other Sears-branded products for our customers. We also service all major brands of appliances, including the non Sears-branded products that we sell.

For the service of our KCD and other Sears-branded products customers are provided with information to contact Sears Holdings through 1-800-4MYHOME. Similarly, customers also call this number to service non Sears-branded products sold by Sears Holdings.

Sears Holdings and the Company have established warranty reserves for the service requirements of KCD branded products which have been sold.

The Company has historically purchased its KCD branded products from Sears Holdings by accepting a lower product cost without warranty. After the separation, the Company will purchase these branded products from Sears Holdings at a higher price with the warranty to also be provided by Sears Holdings. The additional product cost is expected to be consistent with the amount of the Company’s historical warranty expenses for these products. In response to the Staff’s comment, the Company revised its warranty discussion to include information related to the post-separation arrangement.

6.	We have reviewed your response to comment 13 from our letter dated June 26, 2012 and note that you earn commission revenue from Sears Holding for merchandise sales made through www.sears.com. Please revise your revenue recognition policy to address this merchandise sales commission.

In response to the Staff’s comment, the Company revised its revenue recognition policy to note that revenues include commissions received on the sale of merchandise made through www.sears.com.

Unaudited Interim Financial Statements, page F-21

7.	Please continue to apply the comments on your annual financial statements to your interim financial statements, where applicable.

As requested, comments on our financial statements have been applied to our interim financial statements, where applicable.

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Mara L. Ransom	July 19, 2012
U.S. Securities and Exchange Commission

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Steven J. Slutzky
Steven J. Slutzky

cc:	Robert A. Riecker, Interim Financial Officer, Sears Hometown and Outlet Stores, Inc. Dane A. Drobny, Senior Vice President, General Counsel and Corporate Secretary, Sears Holdings Corporation

Enclosures